Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

The following is a transcript of a television interview with Dan Hart, the chief executive officer of Virgin Orbit, LLC, on the CNN program First Move, held on August 24, 2021.

QUEST: How does Virgin Orbit spell space? S-P-A-C leave off the E. It launches -- Virgin Orbit launches rockets into space strapped under the wing on especially modified jumbo jets and now delivering commercial and civil and national security satellites with going public on a SPAC deal, so-called deal, which values the company to over $3 billion. Dan Hart is the CEO. Dan, we’ve talked before. I need to know, why a SPAC? Why was not the best way of doing this?

DAN HART, CEO, VIRGIN ORBIT: You know, a SPAC is a very efficient way to get to the public market, and we did it with a great partner in NextGen, as well as bringing Boeing and AE Industrial Partners on board. So, it’s gotten us to the right place to open up the door for the future of this company.

QUEST: Ideally, what sort of shareholding base would you like? I know the institutions always have the majority and the pension funds and the banks and -- et cetera et cetera. But would you like retail investors to feel they have a bit of it, too?

HART: You know, I mean, from my point of view, I enjoy investors who have the vision for the future of this company. And that’s really the most important part. So having Virgin, having Mubadala onboard, having Boeing, having AE, those are great partners as we go forward. And we welcome, you know, others to join us with a vision of moving space forward. Involvement in this really transformation that’s going on in space, a hugely growing space economy.

QUEST: And that’s really the difference here, isn’t it, there between this and the other Virgin, perhaps Galactic and the other things. This has already got -- I mean, you’ve done several flights. You’ve done test flights that have been successful. You have an order line, a potential order line, and you’re out looking for business. Who’s your main competitor for launching the type of satellites you’re wanting to launch?

HART: You know, as you say, I mean, we’ve gotten a great start. This year, we’ve done two commercial flights. We’ve put up 17 satellites. There really are very few other competitors that have brought their technology and actually proven their systems. There are a few folks out there trying to do so. There is an outfit in New Zealand that is a competitor. There are a couple of old outfits that have really old rockets that are quite a bit more expensive than ours that are out there. But that’s a pretty new fleet with a lot of people vying to get into it.

QUEST: Right. But in terms of satellites, the type of satellites that Orbit can put up is relatively small and relatively specialized versus those that go up on very large, expensive rockets. I understand you’re cheaper, but how niche are you in terms of the totality of satellite launches.

HART: The one exception I would take there is specialized. What’s happened in space is the same thing has happened with smartphones.

[09:55:04]

HART: Electronics, as well as ion propulsion, power systems have allowed satellites to be made small. Our rocket is small. But all kinds of satellites now are moving to small forms in low earth orbit. Communication, earth observation, navigation. You name it. The trend in satellites is smaller and smaller. And it’s exciting for a small rocket to be playing into that.

QUEST: And from being private to being public, you don’t think that will affect the way you’re going to run the business?

HART: You know, it always affects how you operate to an extent. We have a very rigorous process currently. I mean, we’re a launch company, so understand process. We understand regulation, we understand discipline and execution. I think that’s what makes a public company successful.

QUEST: Excellent. Dan, lovely to talk to you again. I do appreciate your time this morning. Thank you, you’ve gone SPAC launch on the day of a rousing market. Good to see you.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. NextGen intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NextGen, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Vieco USA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NextGen and information regarding their interests in the business combination is set forth in NextGen’s registration statement on Form S-1 (File No. 333-253848) filed with the SEC on March 25, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Vieco USA and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xv) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.

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